SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Free translation of the original
Valuation Report in Portuguese

BBI

Valuation Report

Braskem S.A. and Quattor Participações S.A.

March 25th, 2010

Introduction

Important Notice

Banco Bradesco BBI S.A. ("Bradesco BBI") was engaged by Braskem S.A. ("Braskem") in order to prepare an independent valuation report ("Valuation Report") of the following assets: Braskem and Quattor Participações S.A. ("Quattor", and together with Braskem hereinafter referred to as "Companies") related to a possible incorporation of Quattor by Braskem ("Transaction"), under the terms of article 227 of Law nº 6404 of December 15th, 1976, as amended ("Brazilian Corporation Law") and other laws and applicable rules. The information below is relevant and should be carefully and fully observed:

- This Valuation Report can only be used under the terms of the Brazilian Corporation Law, of the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários" or "CVM") instructions and of other applicable rules in order to provide subsides to be used in the Transaction and must only be used by Braskem´s management, its Board of Directors and General Meeting of Shareholders under the scope of the Transaction, and shall not be used or used as reference by any person to whom this Valuation Report was not directly destined, as referred above, or for any purpose other than those described herein
- The base date of the financial information reports used on the valuation included in this Valuation Report is September 30th, 2009; this Valuation Report was based, primarily, on the following information (collectively denominated "Information"):

  (i) Operating projections of the Companies provided by Braskem´s management

  (ii)Analysis of relevant public information, including sector reports, surveys, financial, economic and market analysis and criteria

  (ii) analysis of the consolidated financial reports: (a) of Braskem, which also include iQ Soluções & Química S.A. ("quantiQ"), previously denominated Ipiranga Química S.A., audited by KPMG Auditores Independentes ("KPMG") for the years ended on December 31st, 2006, 2007 and 2008 and on September 30th, 2009; (b) of quantiQ, audited by PricewaterhouseCoopers Auditores Independentes for the years ended on December 31st, 2006, 2007 and 2008 and unaudited for the year ended on September 30th, 2009; (c) of Quattor Química S.A. ("Quattor Química"), Rio Polímeros S.A. ("RioPol") and Polibutenos S.A. Indústrias Química ("PIB"), unaudited for the year ended September 30th 2009 and (d) of Quattor Petroquímica S.A. ("Quattor Petroquímica", and together with Quattor Química and RioPol hereinafter referred to as "Quattor's Subsidiaries") audited by PricewaterhouseCoopers Auditores Independentes for the years ended on December 31st, 2006, 2007 and 2008 and on September 30th, 2009

  (iii) analysis of other information provided by Braskem, including the report prepared by Chemical Market Associates, Inc. ("CMAI") with price projections for the main products and raw materials commercialized by the Companies

  (iv) verification of the Information's consistency and discussions with Braskem's management about the business outlooks for the Companies
- The Valuation Report did not include an independent verification of the data and the Information and we have assumed that all Information used in this Valuation Report is true, precise and complete in all the relevant matters, so this Valuation Report must not be considered as an auditing according to the generally accepted accounting principles. No relevant information related to our scope of work was kept undisclosed to us. As for the portion of Information that embodies projections or estimates of future events, we have assumed that such Information reflects the best estimates currently available about the Companies' future performance. Also, regarding our review of the Information, we have analyzed its consistency, but have not independently checked any part of the Information, or conducted any investigation or evaluation of any of the Companies' assets or liabilities (contingent or not), and we have not received any report on the subject. Although the analyses and results presented herein are based in future projections, this Valuation Report is not indicative, in any level or form, of any real future results that can be higher or lower from those presented herein. We were also not asked to conduct (and we did not conduct) any physical inspections of the Companies' properties or facilities. Finally, we have not evaluated the Companies' solvency or fair value considering the laws regarding bankruptcy, insolvency or of similar effect.

Introduction

Important Notice

- As a result of the limitations mentioned above, Bradesco BBI does not and will not make any expressed or implicit representation or declaration in relation with the truthfulness or integrity of any Information used in the preparation of this Valuation Report, and assumes no responsibility regarding the accuracy, integrity or completeness of such Information. Should any of the assumptions related above not be confirmed, or if anyhow, the Information proves incorrect, incomplete or inaccurate, our conclusions might differ materially
- The preparation of a financial analysis is a complex process which involves several definitions related to the more appropriate and relevant financial analysis methodologies as well as to the application of such methodologies. We reached a final conclusion based on the results of the analysis made, considered as a whole, and we did not reach conclusions based on, or related to, any of the factors or methods of our analysis taken separately. Consequently, we believe our analysis must be considered as a whole and that any selection of parts of our analysis and specific factors, without considering our analysis and our conclusions as a whole, may result in an incomplete or incorrect understanding of the processes used for the purpose of our analyses and conclusions
- This Valuation Report only indicates an estimate, following our own criteria, of the value derived from the application of the valuation methodologies (i) discounted cash flow and (ii) comparable precedent transactions and comparable companies multiples, selected based on the level of information obtained. These methodologies are commonly used in financial valuations of companies, even in operations involving public companies, and does not analyze any other aspect or implication of the Transaction or any future contract or agreement reached in relation to the Transaction. We do not express any opinion related to the issuance price of the shares to be issued as a result of the Transaction or the value at which the shares of the Companies will be traded in the stock market at any time. Additionally, this Valuation Report is not and should not be used as (i) a fairness opinion regarding the Transaction or (ii) a recommendation regarding any aspect of the Transaction. In addition, this Valuation Report does not discuss the strategic and commercial merits of the Transaction or of the strategic decision that have led to the Transaction. The results presented in this Valuation Report relate solely to the Transaction and must not to be used or relied upon on the context of any transaction, current or future, regarding the Companies, the economic group they are part of, or the sector in which they operate
- Our Valuation Report is necessarily based on Information that was provided to us on this date and considering market, economic and other conditions as they present themselves and as they may be assessed as of this date. Although future events and other developments may affect the conclusions presented in this Valuation Report, we do not have any obligation to update, review, rectify or revoke this Valuation Report, in whole or in part, as a result of any future development or for any reason whatsoever
- This Valuation Report is exclusively addressed to Braskem and it is not intended to the commercial decision of the Companies in doing the Transaction nor as a recommendation to any shareholder or member of the board of directors of the Companies on how to act or/and vote in any matter related to the Transaction. Each shareholder should take their own conclusions in respect to the convenience and acceptance of the Transaction
- Our analyses does not differentiate classes or types of shares of each Companies, when and if applicable, and does not include operating, fiscal or any other nature of benefits or losses, including any eventual goodwill, or any synergy, incremental value and/or costs, in case they exist, resulting from the conclusion of the Transaction, should it occur, or any other operation. The valuation also does not take into consideration eventual operating and financial benefits or losses that may occur after the conclusion of the Transaction as a result of commercial changes in the existing businesses

Introduction
Important Notice

- Braskem and its management did not (i) interfere with, limit or difficult, in any manner whatsoever, our access, utilization or knowledge of the information, documents or methodologies relevant to the quality of the analysis presented in this Valuation Report, (ii) determine the methodologies used in the preparation of this Valuation Report, or (iii) restrict, in any manner whatsoever, our capacity to determine the conclusions presented in an independent manner in this Valuation Report
- We provided, from time to time, in the past, investment banking, financial and banking services in general and other financial services to the Companies, for which we have been remunerated, and we may in the future provide such services to the Companies, for which we expect to be remunerated. We and our affiliates provide a variety of financial services and other services related to securities, brokerage and investment banking. In the course of these activities, we may acquire, hold or sell, acting for our proprietary interest and for the interests of our clients, shares, debt instruments and other securities and financial instruments (including bank loans and other obligations) of the Companies, as well as provide investment banking services and other financial services to these Companies, their controllers or controlled companies. Additionally, the professionals involved with securities research and other divisions of the Bradesco Organization may base their analyses and publications on different operational and market assumptions, and in different analyses methodologies when compared to those employed in the preparation of this Valuation Report. Consequently, the research reports and other publication prepared by them may include results and conclusions different from those presented herein, considering that these analyses and the valuation reports were prepared by independent analysts without any connection with the professionals which participated in the preparation if this Valuation Report. We adopt policies and procedures to preserve the independence of our securities analysts, which may have different perceptions than those of our investment banking department. We also adopt policies and procedures to preserve the independence between our investment banking department and the other areas and departments of Bradesco BBI and other companies of the Bradesco Organization including, but not limited to, the asset management department, proprietary stocks, debt instruments, securities and other financial instruments trading desks
- We did not provide accounting, auditing, legal, tax or fiscal services related to this Valuation Report
- This Valuation Report was prepared in Portuguese and English, but the Portuguese version shall always prevail. Bradesco BBI does not assume any obligation and/or responsibility for updating, revising, or reassuring the result of this Valuation Report based on circumstances, development and/or events occurring after the date of its completion
- The financial calculations presented in this Valuation Report might not always lead to precise results as a consequence of rounded numbers

São Paulo, March 25th, 2009

Signatures:

Bruno Boetger

Jaime Cardoso

Content

I. Executive Summary

Executive Summary
Valuation Report Considerations

- Braskem, Petrobras S.A. ("Petrobras"), Petrobras Química S.A. ("Petroquisa") and Odebrecht S.A. ("Odebrecht") signed an agreement in 2007 to consolidate the Brazilian chemical industry by integrating part of their petrochemical assets into Braskem, the following assets of Petrobras and Petroquisa composed the agreement: Companhia Petroquímica do Sul ("Copesul"), quantiQ, Ipiranga Petroquímica ("IPQ"), Petroquímica Paulínia ("PPSA") and Petroquímica Triunfo S.A. ("Triunfo")
- The next step, in order to create a major national petrochemical player, would be the consolidation of Braskem's shares directly and/or indirectly held by Petrobras and Odebrecht, combined with an increased in Braskem s net worth, followed by the integration of its activities and subsequent acquisition by Braskem of the stake of 60% held by União de Indústrias Petroquímicas S.A. ("Unipar") in Quattor by a public offering of 0.7% of Quattor Petroquímica and by the incorporation, by Braskem, of Quattor s issued shares, regulated by the investment agreement signed in January 2010
- Due to the operational differences, the petrochemical assets consolidated into Braskem ("Operational Braskem") and the commercial operation of wholesale distribution of chemicals developed by quantiQ will be valued separately; the sum of the values of Operational Braskem and quantiQ results in the value of Braskem
- For the same reason, the valuation of Quattor was performed using the sum of the following parts: (i) 100.0% of Quattor Química, (ii) 75.0% of RioPol, (iii) 99.3% of Quattor Petroquímica (iv) 33.3% of PIB and (v) 100.0% of Quattor Participacões S.A. (as a parent company) - including Divisão Química ("Divisão Química")
- The discounted cash flow methodology ("DCF") was applied to value Operational Braskem and Quattor's Subsidiaries; quantiQ, PIB and Divisão Química were valued using multiples of precedent transactions and/or comparable companies. The multiple used for this valuation methodology was Enterprise Value / EBITDA ("EBITDA Multiple")
- The DCF allows the analysis of future operational results of Operational Braskem and Quattor's Subsidiaries, and is the most appropriate methodology to determine the range of economic values for Operational Braskem and Quattor's Subsidiaries. The DCF took into account the following items:
  - Operational forecasts prepared by Braskem
  - Explicit period of projection in nominal USD: 10 years
  - Macroeconomic projections from Brazil's Central Bank Focus Report
  - USD nominal discount rate of 9.55% for Operational Braskem and 10.24% for Quattor's Subsidiaries
  - Terminal value of Operational Braskem and Quattor's Subsidiaries considering a zero real growth in perpetuity
  - Industry studies, including CMAI report with price projections of main petrochemicals products and raw materials commercialized by the Companies and market information about comparable companies
- In this report, Bradesco BBI presents the valuation of the existing operations of Braskem and Quattor, under the terms of CVM Instruction 319/99

Executive Summary

Summary of the Valuation

- Braskem's enterprise value[5] is in the range of R$ 25,313 million and R$ 27,979 million; considering the net debt and equivalents as of 09/30/2009, its equity value ("Equity Value") is in the range of R$ 18,875 million e R$ 20,862 million
- Quattor's enterprise value is in the range of R$ 7,102 million and R$ 7,858 million; considering the net debt and equivalents as of 09/30/2009, its equity value is in the range of R$ 1,285 million and R$ 1,420 million

Company	Valuation Methodology	WACC (USD nominal)	Enterprise Value (R$ million)[2]	Equity Value (R$ million)[2,3]	# Shares[4] (in million)	Share Price (R$)
Operational Braskem[1]	Discounted Cash Flow	9.55%	24,985 – 27,615	-	-	-
quantiQ	EBITDA Multiple	-	328 – 364	-	-	-
Braskem	Sum of the Parts [5]	-	25,313 – 27,979	18,875 – 20,862	519.4	36.34 – 40.17
QUATTOR Participações	Sum of the Parts [6]	-	7,102 – 7,858	1,285 – 1,420	238.7	-

Notes: (1) Does not include Braskem's stake in quantiQ
(2) Range based on a 5% above and below the valuation average point, except quantiQ (see page 30)
(3) Enterprise Value less net debt as of 09/30/2009 (see page 61 and 62)
(4) Information obtained from Braskem and Quattor financial results on 09/30/2009 (does not include treasury stocks)
(5) Operational Braskem and quantiQ
(6) Considers (i) 100.0% of Quattor Química's value, (ii) 75.0% of RioPol's value, (iii) 99.3% of Quattor Petroquímica's value, (iv) 33.3% of PIB's value and (v) 100.0% of Divisão Química's value

Executive Summary

Summary of Quattor 's Valuation

Company	Valuation Methodology	WACC (USD nominal)	Enterprise Value (R$ million) [1]	Equity Value (R$ million) [1]
RIOPOL	Discounted Cash Flow	10.24%	1,792 – 1,981	368 – 407
QUATTOR Química	Discounted Cash Flow	10.24%	3,209 – 3,547	543 – 601
QUATTOR Petroquímica	Discounted Cash Flow	10.24%	2,458 – 2,716	1,892 – 2,091
PIB (33%)	EBITDA Multiple	-	34 – 40	22 – 28
Divisão Química	EBITDA Multiple	-	74 – 88	74 – 88
QUATTOR Participações	Sum of the Parts [2]	-	7,102 – 7,858	1,285 – 1,420 [3]

Notes: (1) Considers 100% of the assets valued, except for PIB, for which 33.3% was considered. Range based on a 5% above and below the valuation average point, except for PIB and Divisão Química (see page 52)

(2) Considers (i) 100,0% of Quattor Química's value, (ii) 75,0% of RioPol's value, (iii) 99,3% of Quattor Petroquímica's value, (iv) 33,3% of PIB 's value and (v) 100,0% of Divisão Química's value

(3) Considers net debt as of 09/30/2009 of Quattor Participações Controladora S.A. (see page 62)

II. Information about Bradesco BBI

Information about Bradesco BBI

Credentials

- Bradesco BBI presents below its qualifications as financial advisor in merger, acquisition and tender offer transactions in the Brazilian market:

Year	Client	Country	Counterpart	Transaction	Industry
2010	Bradesco	Brazil	Ibi México	Acquisition	Banks
2009	Santelisa Vale	Brazil	Louis Dreyfus	Merger	Commodities
2009	Cemig	Brazil	AG Concessões – Light	Acquisition of stake	Energy
2009	Cemig	Brazil	Equatorial Energia – Light	Acquisition of stake	Energy
2009	VCP	Brazil	Aracruz	Acquisition	Pulp and Paper
2009	Bradesco Dental	Brazil	Odontoprev	Merger	Health Care
2009	Marfig	Brazil	Seara	Acquisition	Food and Beverages
2009	Sadia	Brazil	Perdigão	Merger	Food and Beverages
2009	Agra	Brazil	Klabin Segall	Acquisition	Real Estate
2009	Telemig	Brazil	Vivo	Acquisition	Telecom
2009	Telemig Celular	Brazil	Telemig Participações	Acquisition	Telecom
2009	Sompo Japan	Brazil	Marítima Seguros	Acquisition	Insurance
2009	Bradesco	Brazil	Ibi	Acquisition	Banks
2009	Melhoramento	Brazil	CMPC	Sale of the company	Pulp and Paper
2009	Braskem	Brazil	Triunfo	Acquisition	Petrochemical
2009	Bradesco	Brazil	Visa	Sale of majority stake	Financial
2009	Ipu Participações	Brazil	Abyara	Acquisition	Real Estate
2009	Bertin	Brazil	Vigor	Acquisition	Food and Beverages
2009	Bertin	Brazil	Leco	Acquisition	Food and Beverages
2009	Agra	Brazil	Abyara	Acquisition	Real Estate
2009	Bradesco Seguros	Brazil	Fleury	Acquisition	Health Care

Information about Bradesco BBI

Qualification of the Professionals Responsible for this Valuation Report

Bruno Boetger ***Managing Director***	Mr. Bruno Boetger joined Bradesco BBI in 2007 and is a managing director in BBI's Investment Banking, where he is responsible for the oil and gas, steel and mining and chemical sectors. Bruno has 13 years of Investment Banking experience, primarily in M&A. Between 2005 and 2006, Bruno was the head of the Latin America M&A group at Citigroup in New York. He was also an Investment Banker at Salomon Smith Barney. He has a BA in Business from Fundação Getúlio Vargas and MBA from Cornell University
Jaime Cardoso ***Head of M&A***	Mr. Jaime Cardoso joined Bradesco BBI in April 2008. Previously, he worked at Citigroup Global Markets Inc. since August 2000, where he was vice president and then director of M&A. He was responsible for the origination and execution of transactions in Latin America including Brazil. Coordinated advice to various industries and sectors, including industrials, consumer, retail, energy and telecommunications. He worked at Salomon Smith Barney, where he executed multiple transactions of M&A, IPO and structuring of debts. Other experiences include working as an economist at the IMF
Henrique Pinto Lima ***Superintendent, M&A***	Mr. Henrique Pinto Lima joined Bradesco BBI in May 2008 and is responsible for coordinating the execution of the M&A and Equities deals. Henrique has over 10 years experience in financial advisory services in mergers and acquisitions, capital markets and structuring of debt and has worked at Bank of America, BankBoston and Stratus Investimentos. Displays extensive experience of advising in different industries and sectors, including food and beverage, chemical and petrochemical, energy and finance. Graduated in Business Administration from Fundação Armando Alvares Penteado in Sao Paulo
Daniel Ferraz ***Associate***	Mr. Daniel Ferraz joined Bradesco since 2002, having worked in the Corporate Banking and Project Finance groups until 2007, when he joined Bradesco BBI. Here he holds the position of associate, acting in the execution of operations of M&A and equities, mainly. Participated in various transactions, mainly in the energy, transport, real estate and food sectors. He holds a degree in mechanical engineering at the University of Sao Paulo, post graduate at Fundação Getúlio Vargas and an MBA at Columbia University in New York

Information about Bradesco BBI

Bradesco BBI´s Statement

Under the terms of CVM Instruction N° 319 as of December 3rd, 1999, Bradesco BBI makes the following statements:

- We do not hold or have under management any kind of participation in the Companies
- We do not hold any direct or indirect interest in the Companies or in the Transaction that may constitute a conflict of interest or that reduces our independence in preparing this Valuation Report
- The controlling shareholders or the management of the Companies did not interfere with, limit or difficult, in any manner whatsoever, our access, utilization or knowledge of working information, documents or methodologies that were relevant to the quality of the respective conclusions
- The internal process of Bradesco BBI to approve a valuation report involves the following steps:

  (i) discussion among the members of the team involved in the Transaction over the methodology and assumptions to be adopted in the valuation of the Companies

  (ii) subsequently, after the preparation of the report and revision by the team involved in the Transaction, it is submitted to an internal committee for a revision and approval; this committee is formed by at least two investment bank directors and one representative of Bradesco BBI's legal department

III. Description of the Companies

Description of the Companies - Braskem

Braskem S.A.

Overview

- Braskem is the leading Latin American producer in the thermoplastic resin market and the third largest petrochemical company in the Americas. Its production capacity is approximately 11 million tons per year across 18 industrial complexes
- The Company's operations are divided into three main units:
  - Basic Petrochemicals: produces a wide array of basic or first generation petrochemical products, mainly ethylene, propylene and aromatics
  - Polymers: production of PE, PP, EVA, HHDPE, PVC, Chlorine, Caustic Soda and EDC
  - Development of International Businesses: responsible for Braskem's internationalization projects

Financial Highlights

R$ million	2006	2007[1]	2008[1]	9M09[1]
Net Revenue	16,969	18,825	17,960	10,995
Growth		*10.9%*	*-4.6%*	*n.a.*
EBITDA	3,023	3,177	2,418	1,861
EBITDA Margin	*17.8%*	*16.9%*	*13.5%*	*16.9%*
Net Income	117	568	(2,492)	1,810
Net Margin	*0.7%*	*3.0%*	*n.a.*	*16.5%*
Total Assets	15,882	20,892	22,702	22,073
Shareholders Equity	4,380	5,757	3,680	5,626
Net (Cash) Debt and Equivalents	4,513	6,123	9,027	6,778

Shareholder Structure – Before the Transaction


Odebrecht S.A.
38.3%
Petrobras
25.3%
BNDESPAR
5.3%
Others[2]
30.8%
Braskem

Net Revenue Breakdown per Product 9M09[3]


PE 26%
PP 14%
PVC 7%
BTX[4] 14%
Gas 9%
Propylene 7%
Soda 6%
Ethylene 4%
Butadiene 3%
ETBE 3%
Other 6%

Notes: (1) Consolidated financial reports of Braskem, including IPQ, quantiQ, PPSA and Copesul
(2) Excludes treasury stocks
(3) Does not include condensate processing and quantiQ's sales
(4) BTX - Benzene, Toluene, Ortoxylene and Paraxylene

Source: Braskem

Description of the Companies - Braskem

quantiQ

Overview

- quantiQ was founded in 1991 as a subsidiary company of Petróleo Ipiranga Group
- quantiQ is the largest distributor of chemical and petrochemical products in Brazil
- The logistics structure of quantiQ is comprised of eight Distribution Centers in the states of São Paulo, Rio Grande do Sul, Paraná, Rio de Janeiro, Bahia and Pernambuco
- The Company's operations are divided into three main units:
  - Lifescience: distribution of special chemicals to cosmetics, pharmaceutical, human and animal nutrition industries and flavors and fragrances
  - Chemicals: distribution of oils, solvents, intermediary chemicals, additives for lubricants, polymers and special chemicals
  - Products and Services: storage and handling of chemical and petrochemical materials, blending, filling and fractionation, logistics for supply and distribution, laboratory analysis and application of products, environmental services and recovery of solvents
- Braskem holds, directly or indirectly, 100% of quantiQ

Financial Highlights

R$ million	2006	2007	2008	9M09
Net Revenue	450	500	602	396
Growth		*11.1%*	*20.4%*	*n.a.*
EBITDA	23	19	44	14
EBITDA Margin	*5.1%*	*3.8%*	*7.3%*	*3.6%*
Net Income	211	229	361	10
Net Margin	*46.9%*	*45.8%*	*60.0%*	*2.6%*
Total Assets	774	1,007	216	189
Shareholders Equity	589	818	96	106
Net (Cash) Debt and Equivalents	105	83	7	14

Source: quantiQ

Description of the Companies – Quattor

Rio Polimeros S.A.

Overview

- RioPol is the first integrated gas-chemical industrial complex of Brazil and figures as the second largest producer of polyethylene
- RiopPol has a production capacity of 540 thousand tons of ethylene, 75 thousand tons of propylene and 540 thousand tons of polyethylene
- It has the first production unit of polyethylene from gas streams derived from natural gas, located in Duque de Caxias (RJ)
- RioPol's operations comprise the first (raw material central) and second generations (production of thermoplastic resins) of the production chain of plastic supplies
- Quattor owns, directly or indirectly, 75.0% of RioPol

Financial Highlights

R$ million	2006	2007	2008	9M09
Net Revenue	958	1,415	1,419	835
Growth		*47.7%*	*0.3%*	*n.a.*
EBITDA	76	275	238	*n.d.*
EBITDA Margin	*8.0%*	*19.5%*	*16.8%*	*n.a.*
Net Income	(92)	133	(160)	63
Net Margin	*n.a.*	*9.4%*	*n.a.*	*7.6%*
Total Assets	3,700	3,447	3,451	3,243
Shareholders Equity	1,372	1,497	1,316	1,379
Net (Cash) Debt and Equivalents	1,805	1,480	1,754	1,499

Shareholder Structure – Before the Transaction


UNIPAR
Petrobras
60.0%
40.0%
Quattor Participações
QUATTOR Petroquímica
BNDES
66.0%
9.0%
25.0%
RIOPOL

Net Revenue Breakdown per Product (9M09)


Hydrogen1%
Gas 2%
LDPE (rev.) 3%
Metallocene 6%
Propylene GP 6%
HDPE 48%
LDPE 34%

Source: Riopol and Quattor

Description of the Companies – Quattor

Quattor Química S.A.

Overview

- Quattor Química is the result of the acquisition of Quattor Químicos Básicos S.A., formerly Petroquimica União S.A. ("PQU"), by Polietilenos União
- After the restructuring, Quattor Química now has two production complex: one in Santo André and the other in Cubatão and has the following portfolio of products with their respective capacities:
  - Ethylene – 700 thousand tons / year
  - Propylene – 310 thousand tons / year
  - Benzene – 260 thousand tons / year
  - LDPE, EVA, HDPE– 500 thousand tons / year
- Quattor owns, directly or indirectly, 100.0% Quattor Química

Financial Highlights

R$ million	2006[1]	2007[1]	2008[1]	9M09
Net Revenue	3,316	3,695	3,368	1,074
Growth		*11.5%*	*-8.8%*	*n.a.*
EBITDA	280	379	194	n.d.
EBITDA Margin	*8.4%*	*10.3%*	*5.8%*	*n.d.*
Net Income	139	209	13	14
Net Margin	*4.2%*	*5.6%*	*0.4%*	*1.3%*
Total Assets	2,217	3,086	4,608	4,918
Shareholders Equity	1,029	1,195	1,195	1,224
Net (Cash) Debt and Equivalents	481	1,231	2,757	2,818

Shareholder Structure – Before the Transaction


UNIPAR
Petrobras
600%
40.0%
Quattor Participações
QUATTOR Petroquímica
94.1%
5.9%
QUATTOR Química

Net Revenue Breakdown per Product (3Q09[2])


Polyethylenes[3]
26%
Ethylene
16%
Benzene
12%
Propylene - Grade Polymer
10%
Gasoline A
9%
Propylene – Grade Chemical
6%
Other[2]
22%

Notes: (1) Data concerning the sum of the results of the Polietilenos União and Quattor Químicos Básicos; (Data available only for the period shown. Others are: Butadiene, Mixed Xylene, Ortho-Xylene, LPG (Propane / Butane), Petroleum Resins, Alkyl, Aromatic residiendo, Toluene, Fuel Oil Rare, Isobutylene, Cyclohexane, Nonene / tetramer, Turpentine, Steam, Hydrogen, Methane, LPG AND EVA; (3) Include LDPE, HDPE

Source: Quattor Química and Quattor

Description of the Companies – Quattor

Quattor Petroquímica S.A.

Overview

- Quattor Petroquímica emerged with the creation of Quattor Participações, and with the combination of the petrochemical assets of Petrobras and Unipar
- Prior to the restructuring, Quattor Petroquímica was called Suzano Petroquímica, which was acquired from Suzano Holding by Petrobras in 2007
- With the restructuring, Quattor Petroquímica now holds a stake in Quattor Química (5.9%)
- The Company has 3 production plants: one in Mauá (SP), one in Duque de Caxias (RJ) and the other in Camaçari (BA), with a total capacity of 785 thousand tons / year of polypropylene
- Quattor owns 99.3% of Quattor Petroquímica

Financial Highlights

R$ million	2006	2007	2008	9M09[1]
Net Revenue	2,482	2,506	1,791	1,093
Growth		*1.0%*	*-28.5%*	*n.a.*
EBITDA	n.d	n.d	n.d	146
EBITDA Margin	*n.a*	*n.a*	*n.a*	*13.4%*
Net Income	0	144	(340)	188
Net Margin	*0.0%*	*5.8%*	*n.a.*	*17.2%*
Total Assets	3,375	2,525	2,387	2,262
Shareholders Equity	967	1,043	687	889
Net (Cash) Debt and Equivalents	1,630	702	949	596

Shareholder Structure – Before the Transaction


UNIPAR
Petrobras
60.0%
40.0%
Others
Quattor Participações
0.7%
99.3%
QUATTOR Petroquímica
9.0%
5.9%
RIOPOL
QUATTOR Química

Gross Revenue Breakdown per Market in 9M09


Exports 7%
Domestic Market 93%

Notes: (1) 9M09 financial data refer only to the subsidiary
Source: Quattor Petroquímica and Quattor

Description of the Companies – Quattor

Polibutenos S.A. Indústrias Químicas

Overview

- PIB is the result of an association of equal parts from Unipar, PQU, which also composed Quattor Química SA, and Chevron Oronite Brasil Ltda.. It started its operation in January/89
- PIB was initially designed to produce only two types of polybutenes - PIB 24 and PIB 32, using technology from Chevron USAA
- Currently it produces around 18,000 tons / year of more than 20 types of polybutenes
- Quattor owns indirectly 33.3% of PIB

Financial Highlights

R$ million	2006	2007	2008	9M09
Net Revenue	47	54	53	41
Growth		*14.4%*	*-2.5%*	*n.a.*
EBITDA	9	13	9	*n.d.*
EBITDA Margin	*18.3%*	*24.1%*	*17.0%*	*n.d.*
Net Income	4	8	5	10
Net Margin	*9.5%*	*14.2%*	*10.3%*	*23.3%*
Total Assets	22	23	62	73
Shareholders Equity	15	16	17	23
Net (Cash) Debt and Equivalents	1	(1)	27	36

Shareholder Structure – Before the Transaction


QUATTOR Química
33.3%
UNIPAR
33.3%
Chevron Oronite Brasil
33.3%
polibutenos
PIB

Gross Revenue Breakdown per Market (9M09)


Exports
22%
Domestic Market
78%

Source: PIB and Quattor

IV. Valuation Methodologies

Valuation Methodologies

DCF (Operational Braskem and Quattor's Subsidiaries) and EBITDA Multiple (quantiQ, PIB and Divisão Química)

Discounted Cash Flow and EBITDA Multiple

Operational Braskem (DCF) and quantiQ (EBITDA Multiple)

Braskem[1] → Discounted Cash Flow → Enterprise Value

quantiQ → EBITDA Multiple → Enterprise Value

→ Enterprise Value (Sum of the Parts) (-) Net Debt and Equivalents Consolidated (09/30/2009) = **Equity Value Consolidated**

Discounted Cash Flow and EBITDA Multiples

Quattor's Subsidiaries (DCF) and PIB and Divisão Química (EBITDA Multiples)

Quattor's Subsidiaries → Discounted Cash Flow → Enterprise Value (-) Net Debt and Equivalents Consolidated (09/30/2009) (x) Share in each of Quattor's Subsidiaries

PIB Divisão Química → EBITDA Multiple → Enterprise Value (-) Net Debt and Equivalents Consolidated (09/30/2009) (x) Share in each of Quattor's Subsidiaries

→ **Equity Value (Sum of the Parts)** = **Equity Value Consolidated**

Notes: (1) Does not include quantiQ

Discounted Cash Flow

Macroeconomic Assumptions used in the Valuations

Macroeconomic Assumptions

	2006	2007	2008	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
Exchange Rate														
US$ End of Period	2.14	1.77	2.34	1.70	1.75	1.82	1.88	1.94	1.98	2.02	2.06	2.10	2.14	2.18
US$ Average of Period	2.18	1.95	1.83	1.99	1.78	1.81	1.87	1.90	1.96	2.00	2.04	2.08	2.12	2.16
Inflation Rate														
IPCA - IBGE	3.1%	4.5%	5.9%	4.3%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
IGP-M - FGV	3.8%	7.9%	9.1%	-0.7%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
CPI	2.6%	2.5%	3.4%	0.8%	2.0%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%
GDP														
Real Growth (%)	3.7%	5.7%	5.1%	0.2%	4.8%	4.3%	4.3%	4.0%	4.4%	4.7%	4.6%	4.7%	4.8%	4.9%

Source: Estimates of Central Bank's Focus Report (10/23/2009)

V. Braskem's Valuation

Operational Braskem's Valuation

Sales Volume and Assumptions

Sales Volume[1] (in thousand tons)


7,107
7,262
7,644
7,751
7,555
7,810
7,672
7,692
7,813
7,813
1,175
1,175
1,175
1,266
1,266
1,266
1,266
1,266
1,266
1,266
3,288
3,264
3,509
3,509
3,313
3,568
3,430
3,450
3,571
3,571
2,644
2,823
2,960
2,976
2,976
2,976
2,976
2,976
2,976
2,976
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E
Vinyls
Basic Products
Polyolefins

Price Assumptions

- Domestic Market:
  - Polyolefins, PVC and Soda: based on CMAI's projected data for each product in the international market, adjusted by the historical performance of the domestic market, taking into account factors such as freight, insurance, service margins among others
  - Vinyls (excludes PVC and Soda) and Basic Petrochemicals: Considers each product's price in accordance to CMAI's projected data for the international market, adjusted by local prices, which were based on Braskem's historical prices
- External market: based on CMAI's projected data, adjusted by the historical correlation between Braskem's prices in the external market and the effective prices in the international market

Assumptions

- Capacity expansions of 200 thousand tons/year of PVC and of 204 thousand tons/year of green Ethylene were considered
- Domestic Market:
  - Polyolefins, PVC and Soda: projected sales volume based on the elasticity between the demand growth for resins and national GDP growth (historical average)
  - Vinyls (excludes PVC and Soda) and Basic Products: maintenance of the volume sold (historical average), considering the installed capacity and its utilization rate
- External Market: difference between the production and volume sold in the domestic market, if any

Operational Braskem's Valuation

Net Revenue, COGS and EBITDA

Net Revenue[1] (R$ million)


14,552
15,355
17,637
19,507
21,169
23,833
24,453
25,601
26,927
28,490
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E

COGS [1,2] (R$ million)


11,192
11,867
13,641
14,713
15,410
16,470
17,177
18,283
19,662
20,892
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E

EBITDA[1] (R$ million) and EBITDA Margin (%)


2,311
2,383
2,816
3,530
4,414
5,739
5,788
5,767
5,653
5,909
15.9%
15.5%
16.0%
18.1%
20.8%
24.3%
23.7%
22.5%
21.0%
20.7%
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E
EBITDA
EBITDA Margin

Assumptions

- Naphtha's average price, Braskem's main raw material, was calculated based on CMAI's projected data in the international market, adjusted by the historical relation between the price paid by Braskem and the effective average price in the international market
- Other production costs were projected based on Braskem's historical data
- Sales expenses calculated as a percentage of the net revenue and based on Braskem's historical data
- General and administrative expenses linked to the CPI

Notes: (1)) Does not consider quantiQ
(2)) Does not include depreciation

Operational Braskem's Valuation

Free Cash Flow

Detailed calculation of the FCF[1] (USD million)

	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
EBIT	842	839	1,005	1,338	1,714	2,320	2,272	2,190	2,065	2,115
(-) Taxes on EBIT[2]	(129)	(141)	(213)	(333)	(565)	(771)	(755)	(729)	(701)	(719)
NOPLAT	**712**	**698**	**793**	**1,005**	**1,149**	**1,549**	**1,517**	**1,461**	**1,364**	**1,396**
(+) Depreciation / Amortization	456	478	500	520	539	554	571	588	606	624
Gross Cash Flow	**1,169**	**1,176**	**1,293**	**1,525**	**1,688**	**2,102**	**2,087**	**2,049**	**1,970**	**2,020**
(-) CAPEX[3]	(600)	(561)	(584)	(512)	(507)	(382)	(444)	(454)	(464)	(474)
(-) Working Capital[4]	(1)	1	(5)	(14)	(17)	(26)	2	5	7	(1)
(=) FCF - Free Cash Flow	**567**	**615**	**705**	**1,000**	**1,165**	**1,695**	**1,646**	**1,600**	**1,514**	**1,545**

Detailed calculation of the FCF[1] (R$ million[5])

	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
EBIT	1,499	1,518	1,880	2,542	3,357	4,633	4,626	4,546	4,370	4,563
(-) Taxes on EBIT[2]	(230)	(255)	(397)	(632)	(1,106)	(1,540)	(1,538)	(1,512)	(1,483)	(1,551)
NOPLAT	**1,268**	**1,263**	**1,483**	**1,910**	**2,251**	**3,093**	**3,088**	**3,033**	**2,887**	**3,012**
(+) Depreciation / Amortization	812	865	935	988	1,056	1,106	1,162	1,221	1,282	1,347
Gross Cash Flow	**2,080**	**2,128**	**2,418**	**2,898**	**3,307**	**4,199**	**4,250**	**4,254**	**4,170**	**4,358**
(-) CAPEX[3]	(1,069)	(1,016)	(1,092)	(972)	(993)	(762)	(904)	(942)	(981)	(1,023)
(-) Working Capital[4]	(2)	1	(9)	(26)	(33)	(52)	5	10	15	(3)
(=) FCF - Free Cash Flow	**1,010**	**1,113**	**1,318**	**1,899**	**2,282**	**3,385**	**3,351**	**3,322**	**3,203**	**3,333**

Notes: (1) Does not consider quantiQ
(2) Considers credit and fiscal benefits for income tax until 2019 and, conservatively, 25% after that and the payment of 9.0% of CSLL during the entire projection period
(3) Investments in CAPEX projected based on information obtained from Braskem to meet maintenance expenditures and maintenance shutdowns
(4) Considers the average turnover of the main working capital accounts in past years
(5) Average exchange rate for the respective years based on projections of Central Bank – Focus Report (see page 23)

Operational Braskem's Valuation

WACC Calculation

WACC Calculation

WACC		Comments
Risk Free Rate - Rf	3.50%	Equals the average yield of the US Treasury 10 years bond between 07/19/2009 – 01/19/2010
Adjusted Beta - β	1.39	Betas for comparable companies were delevered, resulting in an average unlevered beta of 0.89, relevered based on the target capital structure informed by Braskem
USA - Market Risk Premium (%) - MRP	5.50%	Average annual spread between the S&P 500 and US T-Bond (last 55 years)
Brazilian Country Risk - Z	2.27%	Additional risk rate for companies operating in Brazil, equal to the average Brazilian country risk premium based on Emerging Market Bonde Index between 07/19/2009 – 01/19/2010
Cost of Equity = Ke	**13.41%**	**= Risk Free Rate + (Beta x USA - Mkt Risk Premium) + Country Risk**
Cost of Debt in US$	7.05%	Braskem's cost of debt base on the average yield of its Bond issued in may/2008 between 07/19/2009 – 01/19/2010
Effective Tax Rate	31.44%	Considers the credits and fiscal benefits for the IR up to 2019 and CSLL of 9.00%
Nominal Cost of Debt = Kd X (1 - T)	**4.84%**	**= Cost of Debt Net of IR/CS**
Equity (E)	55.00%	Target Structure informed by Braskem
Debt (D)	45.00%	
Nominal WACC in US$	**9.55%**	**= (E x Ke) + (D x (Kd x (1 - T))**

Source: Bloomberg as of 01/19/2010 and Ibbotson

Operational Braskem's Valuation

Sensitivity Analysis of Operational Braskem´s Enterprise Value (DCF)

Enterprise Value - Braskem[1] (USD million)

Nominal WACC in US$

Perpetuity Growth (g)	10.05%	9.80%	9.55%	9.30%	9.05%
2.10%	13,442	13,878	14,343	14,839	15,370
2.30%	13,619	14,071	14,553	15,069	15,622
2.50%	13,806	14,275	**14,775**	15,312	15,890
2.70%	14,003	14,490	15,011	15,571	16,174
2.90%	14,211	14,717	15,260	15,845	16,476

Enterprise Value - Braskem[1] (R$ million[2])

Nominal WACC in US$

Perpetuity Growth (g)	10.05%	9.80%	9.55%	9.30%	9.05%
2.10%	23,926	24,702	25,530	26,413	27,359
2.30%	24,242	25,046	25,904	26,823	27,808
2.50%	24,575	25,409	**26,300**	27,256	28,283
2.70%	24,926	25,792	26,719	27,716	28,789
2.90%	25,296	26,197	27,164	28,204	29,328

Notes: (1) Does not consider quantiQ
(2) Exchange rate of R$ 1.78 for the average projected dollar of 2010 (see page 23)

quantiQ's Valuation

quantiQ's Enterprise Value (EBITDA Multiples)

Comparable Companies Multiple[1] (local currency in $ million)

Company	Country	Currency	Market Cap	Enterprise Value (EV)	EBITDA 2009	EV / EBITDA 2009
Genuine Parts	USA	USD	6,130	6,274	739	8.5x
United Stationers	USA	USD	1,333	1,700	213	8.0x
Pool Corp	USA	USD	901	1,144	108	10.6x
Uni-Select	Canada	CAD	594	783	106	7.4x
Mean						**8.6x**
Median						**8.3x**

Comparable Transactions Multiple

Transaction Date	Target	Acquiror	Enterprise Value (EV) (local currency)	EV / EBITDA LTM[2]
Jun/2005	IMCD	ABN Equity	320	9.0x
Jun/2006	European	Pochteca	10	15.7x
Jul/2006	Brenntag	BC Partners	n.d.	9.7x
Dec/2006	Azelis	3i	315	8.5x
Apr/2007	Chemcentral	Univar USA, Inc	650	9.3x
Nov/2007	Univar	CVC	2,040	8.7x
Feb/2008	Industrial Dist.	Luther King	122	12.6x
Mean				**10.5x**
Median				**9.3x**

Summary of the Valuation (R$ million)

Valuation (EBITDA Multiple)		
EBITDA 2009[3] – quantiQ	36.4	
Range of Multiples	9.0x	10.0x
Enterprise Value	328	364

Notes: (1)) Bloomberg as of 01/19/2010
(2) LTM = Last twelve months
(3) Value estimated and informed by Braskem
Source: Bloomberg and Braskem

Braskem's Valuation

Braskem's Valuation (Operational Braskem and quantiQ)

Summary of the Valuation (USD million)

	Minimum	Mid Point	Maximum
Operationa Braskem[1]	14,037	14,775	15,514
(+) quantiQ	184	194	204
= Enterprise Value	**14,221**	**14,970**	**15,719**
(-) Net Debt (09/30/2009)[2]		**3,836**	
Equity Value	**10,577**	**11,134**	**11,691**
Shares Outstanding (millions)	519	519	519
Price per Share (USD)	20.36	21.44	22.51

Summary of the Valuation (R$ million[4])

	Minimum	Mid Point	Maximum
Operational Braskem[1]	24,985	26,300	27,615
(+) quantiQ	328	346	364
= Enterprise Value	**25,313**	**26,646**	**27,979**
(-) Net Debt (09/30/2009)[2]		**6,778**	
Equity Value	**18,875**	**19,868**	**20,862**
Shares Outstanding (millions)	519	519	519
Price per Share (USD)	36.34	38.25	40.16

Sensitivity Analysis[3] (USD / share)

Nominal WACC in USD

Perpetuity Growth (g)	10.05%	9.80%	9.55%	9.30%	9.05%
2.10%	18.87	19.71	20.60	21.56	22.58
2.30%	19.21	20.08	21.01	22.00	23.07
2.50%	19.57	20.47	**21.44**	22.47	23.58
2.70%	19.95	20.89	21.89	22.97	24.13
2.90%	20.35	21.32	22.37	23.49	24.71

Sensitivity Analysis[3] (R$[4] / share)

Nominal WACC in USD

Perpetuity Growth (g)	10.05%	9.80%	9.55%	9.30%	9.05%
2.10%	33.68	35.17	36.77	38.47	40.29
2.30%	34.29	35.84	37.49	39.26	41.15
2.50%	34.93	36.53	**38.25**	40.09	42.07
2.70%	35.60	37.27	39.06	40.98	43.04
2.90%	36.32	38.05	39.91	41.92	44.08

Notes: (1) Range based on a 5% above and below the valuation mid-point value, except quantiQ
(2) Consolidated net debt (includes Operational Braskem and quantiQ) and converted to USD using R$ 1.77 per dollar . Exchange rate on 09/30/09
(3) The WACC variation and perpetuity growth only affected the value of Operational Braskem and not quantiQ's valuation (obtained by EBITDA multiples)
(4) Exchange rate of R$ 1.78 for the average projected dollar of 2010 (see page 23)

VI. RioPol's Valuation

BBI

RioPol's Valuation

Sales Volume and Assumptions

Sales Volume (in thousand tons)


597
570
632
632
632
632
632
632
632
632
134
143
143
143
143
143
143
143
143
143
208
192
220
220
220
220
220
220
220
220
255
235
269
269
269
269
269
269
269
269
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E
Others
LLDPE
HDPE

Price Assumptions

- Domestic Market: based on the CMAI's projected data for each product in the international market, adjusted by the historical performance of the domestic market, taking into account factors such as freight, insurance, service margins among others
- External market: based on CMAI's projected data, adjusted by the historical correlation between RioPol's prices in the external market and the effective prices in the international market

Assumptions

- Capacity expansions were not considered
- Domestic Market: projected sales volume based on the elasticity between the demand growth for resins and national GDP growth (historical average)
- External Market: difference between the production and the volume sold in the domestic market, if any

RioPol's Valuation

Net Revenue, COGS and EBITDA

Net Revenue (R$ million)


1,373
1,374
1,631
1,823
2,070
2,231
2,368
2,485
2,580
2,724
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E

COGS [1] (R$ million)


1,004
1,033
1,209
1,284
1,403
1,471
1,561
1,671
1,779
1,887
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E

EBITDA (R$ million) and EBITDA Margin (%)


228
195
266
377
497
582
621
620
598
624
16.6%
14.2%
16.3%
20.7%
24.0%
26.1%
26.2%
24.9%
23.2%
22.9%
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E
EBITDA
EBITDA Margin

Assumptions

- Average price of ethane and propane, RioPol's main inputs, were calculated based on CMAI's projected data in the international market, adjusted by the historical relation between the effective price paid by RioPol and the effective average price in the international market
- Other production costs were projected based on RioPol's historical data
- Sales expenses calculated as a percentage of the net revenue and based on RioPol's historical data
- General and administrative expenses linked to the CPI

Notes: (1) Does not include depreciation

RioPol's Valuation

Free Cash Flow

Detailed calculation of the FCF (USD million)

	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
EBIT	51	28	60	114	166	201	212	202	183	187
(-) Taxes on EBIT	(17)	(10)	(20)	(39)	(56)	(68)	(72)	(69)	(62)	(64)
NOPLAT	**34**	**18**	**40**	**75**	**110**	**133**	**140**	**134**	**121**	**124**
(+) Depreciation / Amortization	77	80	82	85	88	90	93	96	99	102
Gross Cash Flow	**111**	**98**	**122**	**160**	**197**	**223**	**233**	**230**	**220**	**226**
(-) CAPEX[1]	(48)	(45)	(52)	(53)	(54)	(56)	(57)	(58)	(60)	(61)
(-) Working Capital[2]	(33)	0	(22)	(12)	(15)	(9)	(9)	(9)	(7)	(9)
(=) FCF - Free Cash Flow	**30**	**54**	**49**	**95**	**128**	**159**	**167**	**163**	**153**	**155**

Detailed calculation of the FCF (R$ million[4])

	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
EBIT	91	51	113	216	325	401	431	420	388	404
(-) Taxes on EBIT	(31)	(17)	(38)	(73)	(111)	(136)	(147)	(143)	(132)	(137)
NOPLAT	**60**	**33**	**74**	**142**	**215**	**265**	**284**	**277**	**256**	**267**
(+) Depreciation / Amortization	138	144	154	161	172	180	190	199	210	220
Gross Cash Flow	**198**	**178**	**228**	**304**	**386**	**445**	**474**	**477**	**466**	**487**
(-) CAPEX[1]	(85)	(81)	(96)	(100)	(106)	(111)	(116)	(121)	(127)	(132)
(-) Working Capital[2]	(58)	0	(40)	(24)	(29)	(17)	(17)	(18)	(15)	(19)
(=) FCF - Free Cash Flow	**54**	**97**	**91**	**180**	**251**	**317**	**341**	**338**	**324**	**335**

Notes: (1) Considers rate of 25% of current income tax and social contribution of 9.0% throughout the entire projection period
(2) Investments in CAPEX projected based on information obtained from Braskem to meet maintenance expenditures and maintenance shutdowns
(3) Considers the average turnover of the main working capital accounts for the past years
(4) Average exchange rate for the respective years based on projections of Central Bank – Focus Report (see page 23)

RioPol's Valuation

Sensitivity Analysis of RioPol's Enterprise Value (DCF)

Enterprise Value - RioPol[1] (USD million)

Nominal WACC in USD[3]; rows: Perpetuity Growth (g)

Perpetuity Growth (g)	10.74%	10.49%	10.24%	9.99%	9.74%
2.10%	979	1,007	1,037	1,068	1,101
2.30%	989	1,018	1,049	1,081	1,115
2.50%	1,000	1,029	**1,061**	1,094	1,130
2.70%	1,011	1,041	1,074	1,108	1,145
2.90%	1,022	1,054	1,088	1,123	1,162

Enterprise Value - RioPol[1] (R$ million[2])

Nominal WACC in USD[3]; rows: Perpetuity Growth (g)

Perpetuity Growth (g)	10.74%	10.49%	10.24%	9.99%	9.74%
2.10%	1,741	1,791	1,844	1,899	1,958
2.30%	1,759	1,810	1,864	1,922	1,983
2.50%	1,778	1,830	**1,886**	1,946	2,009
2.70%	1,797	1,852	1,909	1,971	2,036
2.90%	1,818	1,874	1,934	1,997	2,065

Notes: (1) Considers 100% of RioPol's value
(2) Exchange rate of R$ 1.78 for the average projected dollar of 2010 (see page 23)
(3) Calculation detailed on page 51

RioPol's Valuation

RioPol's Valuation (100%)

Summary of the Valuation (USD million)

	Minimum	Mid Point	Maximum
= Enterprise Value	1,008	1,061	1,114
(-) Net Debt (09/30/2009)[1]		848	
Equity Value	202	213	223

Summary of the Valuation (R$ million[2])

	Minimum	Mid Point	Maximum
= Enterprise Value	1,792	1,886	1,981
(-) Net Debt (09/30/2009)		1,499	
Equity Value	368	388	407

Notes: (1) Exchange ratio of R$ 1.77 per dollar on 09/30/09
(2) Exchange rate of R$ 1.78 for the average projected dollar of 2010 (see page 23)

VII. Quattor Química's Valuation

Sales Volume (in thousand tons)



2,169
2,663
2,675
2,678
2,675
2,681
2,678
2,678
2,678
2,678
229
335
306
1,211
284
435
380
1,456
284
435
380
1,468
284
435
380
1,471
280
435
380
1,471
287
435
380
1,471
284
435
380
1,471
284
435
380
1,471
284
435
380
1,471
284
435
380
1,471
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E
Basic Products
Solvent
Fuels
PE
Others

Price Assumptions

- Domestic Market: based on the CMAI's projected data for each product in the international market, adjusted by the historical performance of the domestic market, taking into account factors such as freight, insurance, service margins among others
- External market: based on CMAI's projected data, adjusted by the historical correlation between Quattor Química's prices in the external market and the effective prices in the international market

Assumptions

- Capacity expansions were not considered
- Increase in the average capacity utilization of 75.0% in 2010 to 96.0% from 2011 onwards considered
- Domestic Market: projected sales volume based on the elasticity between the demand growth for resins and national GDP growth (historical average)
- External Market: difference between the production and volume sold in the domestic market, if any

Quattor Química's Valuation

Net Revenue, COGS and EBITDA

Net Revenue (R$ million)


2,838
3,581
3,944
4,309
4,804
5,164
5,404
5,651
5,887
6,218
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E

COGS¹ (R$ million)


2,315
3,065
3,342
3,575
3,872
4,059
4,298
4,571
4,848
5,133
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E

EBITDA (R$ million) and EBITDA Margin (%)


408
396
475
603
793
981
954
922
874
912
14.4%
11.1%
12.0%
14.0%
16.5%
18.6%
17.7%
16.3%
14.8%
14.7%
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E
EBITDA
EBITDA Margin

Assumptions

- Nafta's average price, Quattor Química's main raw material, was calculated based on CMAI's projected data in the international market, adjusted by the historical relation between the price paid by Quattor Química and the effective average price in the international market
- Other production costs were projected based on Quattor Química's historical data
- Sales expenses calculated as a percentage of the net revenue and based on Quattor Química's historical data
- General and administrative expenses linked to the CPI

Notes: (1) Does not include depreciation

Quattor Química's Valuation

Free Cash Flow

Detailed calculation of the FCF (USD million)

	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
EBIT	150	137	169	228	312	384	367	339	303	308
(-) Taxes on EBIT[1]	(51)	(47)	(57)	(78)	(106)	(131)	(125)	(115)	(103)	(105)
NOPLAT	**99**	**91**	**111**	**151**	**206**	**254**	**243**	**223**	**200**	**203**
(+) Depreciation / Amortization	79	82	85	89	92	97	101	106	110	115
Gross Cash Flow	**178**	**172**	**197**	**240**	**299**	**350**	**344**	**329**	**310**	**318**
(-) CAPEX[2]	(56)	(60)	(67)	(72)	(74)	(84)	(88)	(92)	(95)	(100)
(-) Working Capital[3]	(43)	(54)	(16)	(20)	(26)	(20)	(9)	(8)	(8)	(13)
(=) FCF - Free Cash Flow	**79**	**58**	**114**	**148**	**198**	**247**	**247**	**229**	**207**	**206**

Detailed calculation of the FCF (R$ million[4])

	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
EBIT	267	248	316	434	612	767	748	703	640	663
(-) Taxes on EBIT[1]	(91)	(84)	(107)	(148)	(208)	(261)	(254)	(239)	(218)	(226)
NOPLAT	**177**	**164**	**208**	**286**	**404**	**506**	**494**	**464**	**423**	**438**
(+) Depreciation / Amortization	140	148	159	169	181	193	206	219	234	249
Gross Cash Flow	**317**	**312**	**368**	**455**	**585**	**700**	**700**	**683**	**656**	**687**
(-) CAPEX[2]	(100)	(109)	(126)	(137)	(146)	(168)	(179)	(190)	(201)	(215)
(-) Working Capital[3]	(77)	(97)	(29)	(38)	(52)	(39)	(17)	(17)	(16)	(28)
(=) FCF - Free Cash Flow	**140**	**105**	**213**	**280**	**388**	**493**	**503**	**476**	**439**	**444**

Notes: (1) Considers rate of 25% of current income tax and social contribution of 9.0% throughout the entire projection period
(2) Investments in CAPEX projected based on information obtained from Braskem to meet maintenance expenditures and maintenance shutdowns
(3) Considers the average turnover of the main working capital accounts for the past years
(4) Average exchange rate for the respective years based on projections of Central Bank – Focus Report (see page 23)

Quattor Química's Valuation

Sensitivity Analysis of Quattor Química's Enterprise Value (DCF)

Enterprise Value – Quattor Quimica (USD million)

Nominal WACC in USD[2]

Perpetuity Growth (g)	10.74%	10.49%	10.24%	9.99%	9.74%
2.10%	1,746	1,798	1,853	1,911	1,972
2.30%	1,766	1,819	1,876	1,936	2,000
2.50%	1,787	1,842	**1,900**	1,962	2,028
2.70%	1,808	1,865	1,926	1,990	2,059
2.90%	1,831	1,890	1,952	2,019	2,091

Enterprise Value – Quattor Quimica (R$ million[1])

Nominal WACC in USD[2]

Perpetuity Growth (g)	10.74%	10.49%	10.24%	9.99%	9.74%
2.10%	3,105	3,197	3,294	3,397	3,507
2.30%	3,140	3,235	3,335	3,442	3,556
2.50%	3,177	3,275	**3,378**	3,489	3,607
2.70%	3,215	3,316	3,424	3,538	3,661
2.90%	3,256	3,360	3,472	3,591	3,718

Notes: (1) Exchange rate of R$ 1.78 for the average projected dollar of 2010 (see page 23)
(2) Calculation detailed on page 51

Quattor Química's Valuation

Quattor Química's Valuation

Summary of the Valuation (USD million)

	Minimum	Mid Point	Maximum
Enterprise Value	1,805	1,900	1,995
(-) Net Debt (09/30/2009)[1]		1,588	
Equity Value	296	312	327

Summary of the Valuation (R$ million[2])

	Minimum	Mid Point	Maximum
Enterprise Value	3,209	3,378	3,547
(-) Net Debt (09/30/2009)		2,806	
Equity Value	543	572	601

Notes: (1) Exchange ratio of R$ 1.77 per dollar on 09/30/09
(2) Exchange rate of R$ 1.78 for the average projected dollar of 2010 (see page 23)

VIII. Quattor Petroquímica's Valuation

Quattor Petroquímica's Valuation

Sales Volume and Assumptions

Sales Volume (in thousand tons)


660
176
484
180
480
162
498
125
535
74
586
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E
Domestic Market
External Market

Assumptions

- Capacity expansions were not considered
- Domestic Market: projected sales volume based on the elasticity between the demand growth for resins and national GDP growth (historical average)
- External Market: difference between the production and volume sold in the domestic market, if any

Price Assumptions

- Domestic Market: based on CMAI's projected data for each product in the international market, adjusted by the historical performance of the domestic market, taking into account factors such as freight, insurance, service margins among others
- External market: based on CMAI's projected data, adjusted by the historical correlation between Quattor Petroquímica's prices in the external market and the effective prices in the international market

Quattor Petroquímica's Valuation

Net Revenue, COGS and EBITDA

Net Revenue (R$ million)


1,744
1,756
1,996
2,230
2,499
2,675
2,808
2,929
3,001
3,161
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E

COGS¹ (R$ million)


1,309
1,311
1,425
1,555
1,741
1,864
1,958
2,041
2,118
2,232
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E

EBITDA (R$ million) and EBITDA Margin (%)


257
260
374
471
541
585
616
641
625
659
14.7%
14.8%
18.8%
21.1%
21.7%
21.9%
21.9%
21.9%
20.8%
20.8%
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E
EBITDA
EBITDA Margin

Assumptions

- Propylene's average price, Quattor Petroquímica's main raw material, was based on CMAI's projected data in the international market, adjusted by the historical relation between the price paid by Quattor Petroquímica and the effective average price in the international market
- Other production costs were projected based on Quattor Petroquímica's historical data
- Sales expenses calculated as a percentage of the net revenue and based on Quattor Petroquímica's historical data
- General and administrative expenses linked to the CPI

Notes: (1) Does not include depreciation

Quattor Petroquímica's Valuation

Free Cash Flow

Detailed calculation of the FCF (USD million)

	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
EBIT	99	96	150	194	220	234	241	244	228	235
(-) Taxes on EBIT[1]	(31)	(30)	(47)	(61)	(69)	(73)	(75)	(76)	(71)	(73)
NOPLAT	**68**	**66**	**103**	**134**	**152**	**161**	**166**	**168**	**157**	**162**
(+) Depreciation / Amortization	46	48	51	53	56	59	62	64	67	71
Gross Cash Flow	**114**	**114**	**154**	**187**	**208**	**220**	**227**	**233**	**224**	**232**
(-) CAPEX[2]	(45)	(47)	(51)	(53)	(54)	(56)	(57)	(58)	(60)	(61)
(-) Working Capital[3]	(15)	1	(10)	(12)	(12)	(8)	(5)	(4)	(2)	(6)
(=) FCF - Free Cash Flow	**54**	**68**	**93**	**123**	**141**	**157**	**166**	**170**	**163**	**165**

Detailed calculation of the FCF (R$ million[4])

	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
EBIT	176	173	280	369	431	468	491	507	482	507
(-) Taxes on EBIT[1]	(55)	(54)	(87)	(115)	(134)	(146)	(153)	(158)	(150)	(158)
NOPLAT	**121**	**119**	**193**	**254**	**297**	**322**	**338**	**349**	**332**	**349**
(+) Depreciation / Amortization	81	87	95	101	110	117	125	134	143	152
Gross Cash Flow	**202**	**206**	**287**	**355**	**407**	**439**	**463**	**483**	**475**	**501**
(-) CAPEX[2]	(80)	(86)	(95)	(100)	(106)	(111)	(116)	(121)	(127)	(132)
(-) Working Capital[3]	(26)	2	(18)	(22)	(24)	(16)	(10)	(8)	(4)	(13)
(=) FCF - Free Cash Flow	**96**	**123**	**174**	**233**	**276**	**313**	**337**	**354**	**344**	**356**

Notes: (1) Considers credits and fiscal benefits for income tax until 2019 and, conservatively, 25% after that and the payment of 9.0% of CSLL during the entire projection period
(2) Investments in CAPEX projected based on information obtained from Braskem to meet maintenance expenditures and maintenance shutdowns
(3) Consider the average turnover of the main working capital accounts for the past years
(4) Average exchange rate for the respective years based on projections of Central Bank – Focus Report (see page 23)

Quattor Petroquímica's Valuation

Sensitivity Analysis of Quattor Petroquímica's Enterprise Value (DCF)

Enterprise Value – Quattor Petroquimica[1] (USD million)

Perpetuity Growth (g)	Nominal WACC in USD[3] 10.74%	10.49%	10.24%	9.99%	9.74%
2.10%	1,336	1,376	1,418	1,463	1,510
2.30%	1,352	1,393	1,436	1,482	1,532
2.50%	1,368	1,410	**1,455**	1,503	1,554
2.70%	1,385	1,428	1,475	1,525	1,578
2.90%	1,402	1,448	1,496	1,547	1,603

Enterprise Value - Quattor Petroquimica[1] (R$ millions[2])

Perpetuity Growth (g)	Nominal WACC in USD[3] 10.74%	10.49%	10.24%	9.99%	9.74%
2.10%	2,376	2,447	2,522	2,601	2,686
2.30%	2,403	2,476	2,554	2,636	2,723
2.50%	2,432	2,507	**2,587**	2,672	2,763
2.70%	2,462	2,540	2,622	2,711	2,805
2.90%	2,493	2,574	2,660	2,751	2,850

Notes: (1) Considers 100% of Quattor Petroquímica's value
(2) Exchange rate of R$ 1.78 for the average projected dollar of 2010 (see page 23)
(3) Calculation detailed on page 51

Quattor Petroquímica's Valuation

Quattor Petroquímica's Valuation (100%)

Summary of the Valuation (USD million)

	Minimum	Mid Point	Maximum
Enterprise Value	1,382	1,455	1,528
(-) Net Debt (30/09/2009)[1]		848	
Equity Value	576	607	637

Summary of the Valuation (R$ million[2])

	Minimum	Mid Point	Maximum
Enterprise Value	2,458	2,587	2,716
(-) Net Debt (30/09/2009)[1]		596	
Equity Value	1,892	1,992	2,091

Notes: (1) Currency used from $ 1.77 per dollar on 09/30/09
(2) Currency used from R$ 1.78 per average projected dollar for 2010 (see page 23)

IX. Quattor's Valuation

Quattor's Valuation

Definition of the Discount Rate Used in the Valuation of Quattor's Subsidiaries

WACC Calculation

WACC		Comments
Risk Free Rate - Rf	3.50%	Equals the average yield of the US Treasury 10 years bond between 07/19/2009 – 01/19/2010
Adjusted Beta - β	1.78	Betas for comparable companies were delevered, resulting in an unlevered beta of 0.89, then relevered based on the target capital structure
USA - Market Risk Premium (%) - MRP	5.5%	Average annual spread between the S&P 500 and US T-Bond (last 55 years)
Brazilian Country Risk - Z	2.27%	Equal to the average of the Brazilian Country Risk premium based on Emerging Market Bond Index between 07/19/2009 - 01/19/2010
Cost of Equity = Ke	**15.6%**	**= Risk Free Rate + (Beta x USA - Mkt Risk Premium) + Country Risk**
Cost of Debt in USD	10.05%	Estimated cost in dollars for the Company's long-term debt
Effective Tax Rate	33.41%	Considers the credits and fiscal benefits for the IR up to 2019 and CSLL of 9.00%
Nominal Cost of Debt = Kd X (1 - T)	**6.7%**	**= Cost of Debt Net of IR/CS**
Equity (E)	40.00%	Target Structure
Debt (D)	60.00%	
Nominal WACC in USD	**10.24%**	**= (E x Ke) + (D x (Kd x (1 - T))**

Source: Bloomberg as of 01/19/2010 and Ibbotson

PIB's and Divisão Química's Valuation

PIB's and Divisão Química's Enterprise Values (EBITDA Multiple)

Comparable Companies Multiple[1] (local currency in $ million)

Company	Country	Currency	Market Cap	Enterprise Value (EV)	EBITDA 2009	EV / EBITDA 2009
Alfa S.A.B	Mexico	MXN	47,132	82,544	13,043	6.3x
Eastman	USA	USD	4,439	5,250	777	6.8x
LG Chem	South Korea	KRW	14,447,100	14,557,150	2,514,209	5.8x
Honam	South Korea	KRW	3,839,130	3,845,730	971,647	4.0x
Hanwha	South Korea	KRW	2,076,196	3,380,863	554,432	6.1x
Solvay	Belgium	EUR	6,139	8,331	1,199	6.9x
Mean						**6.0x**
Median						**6.2x**

Summary of the Valuation - PIB (R$ million)

Valuation (EBITDA Multiple)		
EBITDA 2009[2] – PIB (33.3%)	6.2	
Range of Multiples	5.5x	6.5x
Enterprise Value (33%)	33.9	40.0
Net Debt (33%)	12.1	
Equity Value (33%)	21.8	28.0

Summary of the Valuation – Divisão Química (R$ million)

Valuation (EBITDA Multiple)		
EBITDA 2009[2] – Divisão Química	13.5	
Range of Multiples	5.5x	6.5x
Enterprise Value (100%)	74.3	87.8

Notes: (1)) Bloomberg as of 01/19/2010
(2) Value estimated and informed by Braskem
Source: Bloomberg and Braskem

Quattor Participações' Valuation

Quattor Participações' Enterprise and Equity Values - DCF[1] Analysis

Sensitivity Analysis for the Enterprise Value[1] (USD million)

Perpetuity Growth (g) \ Nominal WACC in USD	10.74%	10.49%	10.24%	9.99%	9.74%
2.10%	3,874	3,986	4,105	4,231	4,365
2.30%	3,917	4,032	4,155	4,285	4,423
2.50%	3,961	4,080	**4,207**	4,342	4,485
2.70%	4,008	4,131	4,262	4,401	4,551
2.90%	4,057	4,184	4,320	4,465	4,620

Sensitivity Analysis for the Enterprise Value[1] (R$ million[2])

Perpetuity Growth (g) \ Nominal WACC in USD	10.74%	10.49%	10.24%	9.99%	9.74%
2.10%	6,889	7,088	7,299	7,523	7,761
2.30%	6,964	7,169	7,387	7,619	7,865
2.50%	7,043	7,255	**7,480**	7,720	7,975
2.70%	7,126	7,345	7,578	7,826	8,092
2.90%	7,213	7,440	7,681	7,939	8,215

Sensitivity Analysis for the Equity Value[1] (USD million)

Perpetuity Growth (g) \ Nominal WACC in USD	10.74%	10.49%	10.24%	9.99%	9.74%
2.10%	406	518	637	763	897
2.30%	449	564	687	817	956
2.50%	493	612	**739**	874	1,017
2.70%	540	663	794	934	1,083
2.90%	589	716	852	997	1,152

Sensitivity Analysis for the Equity Value[1] (R$ million[2])

Perpetuity Growth (g) \ Nominal WACC in USD	10.74%	10.49%	10.24%	9.99%	9.74%
2.10%	761	960	1,171	1,395	1,633
2.30%	836	1,042	1,260	1,491	1,738
2.50%	915	1,127	**1,352**	1,592	1,848
2.70%	998	1,217	1,450	1,699	1,964
2.90%	1,085	1,312	1,553	1,811	2,087

Nota: (1) Considers 99.3% of Quattor Petroquímica's value, 100.0% of Quattor Química's value, 75.0% of RioPol's value, 100.0% of Divisão Química's value and 33.3% of PIB's value
(2) Currency used from R$ 1.78 per average projected dollar for 2010 (see page 23)

Quattor Participações' Valuation

Quattor Participações' Valuation

Summary of the Valuation (USD million)

	Minimum	Mid Point	Maximum
RioPol	756	**796**	835
Quattor Química	1,805	**1,900**	1,995
Quattor Petroquímica	1,373	**1,445**	1,517
Parent Company (including Divisão Química)	42	**46**	49
PIB	19	**21**	22
= Enterprise Value	**3,994**	**4,207**	**4,419**
(-) Consolidated Net Debt (09/30/2009)[1]		**3,468**	
Equity Value	702	739	776

Summary of the Valuation (R$ million[2])

	Minimum	Mid Point	Maximum
RioPol	1,344	**1,415**	1,486
Quattor Química	3,209	**3,378**	3,547
Quattor Petroquímica	2,441	**2,569**	2,697
Parent Company (including Divisão Química)	74	**81**	88
PIB	34	**37**	40
= Enterprise Value	**7,102**	**7,480**	**7,858**
(-) Consolidated Net Debt (09/30/2009)[1]		**6,128**	
Equity Value	1,285	1,352	1,420

Notes: (1) Currency used from $ 1.77 per dollar on 09/30/09
(2) Currency used from R$ 1.78 per average projected dollar for 2010 (see page 23)

VII. Appendix

I. Glossary

Glossary

Used Terms

Term	Definition
Beta; β	Measures the part of the asset's statistical variance that cannot be mitigated by the diversification provided by the portfolio of many risky assets, because it is correlated with the return of the other assets that are in the portfolio. Beta can be estimated for individual companies using regression analysis against a stock market index
Bradesco	Banco Bradesco S.A.
CAPEX	Capital Expenditure
CAPM	Capital Asset Pricing Model: The model takes into account the asset's sensitivity to non-diversifiable risk (beta), as well as the expected return of the market and the expected return of a theoretical risk-free asset
CMAI	Chemical Market Associates , Inc., one of the main consulting firms specialized in the global petrochemical sector
Country Risk; Z	It is the premium required by investors for the additional risk of investing in Brazilian assets instead of investing in a risk free asset
CPI	Consumer Price Index
CSLL	Net income social contribution
DCF	Discounted Cash Flow
DEPEC Bradesco	Bradesco Economic Research Department
EBIT	Earnings Before Interest and Taxes

Glossary (Cont.)
Used Terms

Term	Definition
EBITDA	Earnings Before Interest, Tax, Depreciation and Amortization
EMBI	Emerging Markets Bond Index tracks total returns for traded external debt instruments in the emerging markets
Equity	Shareholders' Equity
Equity Value	Equity Value
EVA	Ethyl Vinyl Acetate
FCF	Free Cash Flow
Enterprise Value or EV	Enterprise Value
HDPE	High Density Polyethylene
IR	Income Tax
LDPE	Low Density Polyethylene
LLDPE	Linear Low Density Polyethylene

Glossary (Cont.)

Used Terms

Term	Definition
MDPE	Medium Density Polyethylene
MRP	Market Risk Premium: the risk premium can be the expected rate of return above the risk-free interest rate
Net Cash	Short-Term Cash and Cash Equivalents with high liquidity
Net Debt	Debt minus current cash and cash equivalents
NOPLAT	Net Operating Profit Less Adjusted Taxes
PE	Polyethylene
PP	Polypropylene
Risk Free Rate	The interest rate that is assumed can be obtained by investing in financial instruments with no default risk. The US Treasury bills are usually used as risk free assets
S&P500	The S&P500 is a value weighted index published since 1957 of the prices of 500 large cap common stocks actively traded in the United States. The stocks included in the S&P500 are those of large publicly held companies that trade on either of the two largest American stock markets, the New York Stock Exchange and NASDAQ
USD; Dollar	US Dollar
WACC	Weighted Average Cost of Capital
Yield	Financial return of a security over a certain period

II. Net Debt Calculation

Detailed Calculation of Braskem´s Net Debt

As of 09/30/2009 (R$ million)

Braskem Consolidated	
Debt and Equivalents	**9,934**
Short Term Debt	1,672
Long Term Debt	8,172
Dividends Payable (receivable)	4
Pension Funds / Pension Plan	25
Long Term Incentive	6
Contingency Provision[1]	20
PAES[2]	36
Cash and Equivalents	**3,157**
Cash	2,874
Marketable Securities	283
Net Debt and Equivalents	**6,778**

Notes: (1) According to the Braskem's financial results as of 09/30/2009
Source: CVM and Braskem

Detailed Calculation of Quattor's and Quattor's Subsidiaries Net Debt

As of 09/30/2009 (R$ million)

	Controladora	Quattor Petroquimica	RioPol	Quattor Quimica	Total
Debt and Equivalents	**1,655**	**1,183**	**1,639**	**3,146**	**7,623**
Short Term Debt	89	294	403	866	1,652
Long Term Debt	1,566	896	1,228	2,270	5,960
Dividends Payable (receivable)	-	(5)	8	-	3
Pension Funds / Pension Plan	-	-	-	-	-
Long Term Incentive	-	-	-	-	-
Contigengy Provision	0	(2)	(0)	9	8
PAES	-	-	-	-	-
Cash and Equivalents	**61**	**587**	**140**	**328**	**1,117**
Cash	61	587	3	233	884
Marketable Securities	-	-	138	94	232
Related parties		-	-	-	-
Other	-	-	-	-	-
Net Debt and Equivalents	**1,594**	**596**	**1,499**	**2,818**	**6,507**
Quattor's Participation in the Company	100.0%	99.3%	75.0%	100.0%	
Proportional Net Debt	**1,594**	**591**	**1,124**	**2,818**	**6,128**

	Quattor Quimica	PIB	Quattor Quimica Controladora[1]
Debt and Equivalents	**3,146**	**42**	**3,132**
Short Term Debt	866	13	862
Long Term Debt	2,270	27	2,261
Dividends Payable (receivable)	-	1	(0)
Pension Funds / Pension Plan	-	-	
Long Term Incentive	-	-	
Contigengy Provision	9	1	9
PAES	-		
Cash and Equivalents	**328**	**5**	**326**
Cash	233	0	233
Marketable Securities	94	5	93
Related parties	-		-
Other	-		-
Net Debt and Equivalents	**2,818**	**36**	**2,806**
Quattor's Participation in the Company	100.0%	33.3%	100.0%
Proportional Net Debt	**2,818**	**12**	**2,806**

Notes: (1) Excludes the participation of 33.3% in PIB

Source: CVM, Quattor, Quattor's Subsidiaries and PIB